Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

September 24, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 24, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from New Iceland Arctic Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, one-half of one redeemable warrant and one right to receive one-fifth of one Class A ordinary share

Class A ordinary shares, par value $0.0001 per share

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

Rights, each right to receive one-fifth of one Class A ordinary share upon the consummation of the initial business combination

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi